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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-29667

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

PEOPLE'S SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 MAIN STREET, 2ND FLOOR
(No. and Street)

BRIDGEPORT (City) CT (State) 06604-0031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENNIS BEIRNE (203) 338-2794
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERRY, DUNN, MCNEIL & PARKER, LLC
(Name - if individual, state last, first, middle name)

100 MIDDLE STREET, 4TH FLOOR, PORTLAND, ME 04101
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Dennis Beirne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of People's Securities Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Dennis Beirne, Chief Operating Officer



Notary Public

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
( )	(c)	Statement of Income (Loss).
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable)
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	Report on management's assertion letter regarding 15c3-3 Exemption Report
( )	(o)	Management's assertion letter regarding 15c3-3 Exemption Report

PEOPLE'S SECURITIES, INC.

(A Wholly-Owned Subsidiary of People's United Bank, National Association)

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm)

PEOPLE'S SECURITIES, INC.
(A Wholly-Owned Subsidiary of People's United Bank, National Association)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of
People's Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of People's Securities, Inc. (the Company) as of December 31, 2020 and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Berry Dunn McNeil & Parker, LLC

Bangor, Maine
February 26, 2021

PEOPLE'S SECURITIES, INC.
(A Wholly-Owned Subsidiary of People's United Bank, National Association)

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents (notes 2 and 3)	$	11,432,208
Receivables from clearing organizations		351,642
Commission and fees receivable		849,096
Other assets		681,946
Total assets	$	13,314,892

Liabilities and Stockholder's Equity

Liabilities:		
Due to People's United Bank, National Association	$	1,356,284
Income taxes payable due to People's United Bank, National Association (note 5)		175,204
Deferred income taxes payable (note 5)		3,049,392
Accrued expenses and other liabilities		1,810,705
Total liabilities		6,391,585
Stockholder's equity (note 6):		
Common stock without par value; authorized 5,000 shares;		
100 shares issued and outstanding		500,000
Additional paid-in capital		18,783,968
Accumulated deficit		(12,360,661)
Total stockholder's equity		6,923,307
Total liabilities and stockholder's equity	$	13,314,892

See accompanying notes to financial statement.

(1)   Organization and Nature of Business

People's Securities, Inc. (the Company) is a brokerage firm and a wholly-owned subsidiary of People's United Bank, National Association (People's United). The Company is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, and is a registered investment advisor with the Securities and Exchange Commission (the SEC). The Company is subject to regulation and oversight by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is registered in all 50 states, the District of Columbia and Puerto Rico. It offers brokerage and insurance services through the People's United's branch network consisting of approximately 450 branches located throughout New England and southeastern New York. Revenues are primarily earned from fees collected from customers. These fees and commissions are primarily associated with buying and selling of securities, including mutual funds, managed asset allocation portfolios, insurance and annuities.

On September 23, 2019, the Company converted its back-office operations from a self-clearing model and began clearing transactions through National Financial Services LLC (NFS) on a fully disclosed basis as an introducing broker-dealer. The conversion resulted in the transfer of the Company's customer assets, including free credits and margin debits, from the Company's books to NFS. During 2020, the Company was still responsible for clearing transactions on behalf of those customers who did not convert to NFS. The Company's activities involved the execution, clearing, settlement and financing of those customers' securities transactions, which were transacted on a cash account. In June 2020, the conversion of all customer assets to NFS was completed. As of December 31, 2020, the Company no longer held any customer assets.

On April 1, 2020, the Company successfully transferred its investment advisory business to People's United Advisors, Inc. (PUA).

(2)   Summary of Significant Accounting Policies

(a)   Basis of Financial Statement Presentation

The financial statement has been prepared in conformity with U.S. generally accepted accounting principles (GAAP). In preparing the financial statement, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

(b)   Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments (such as money market mutual funds). Cash equivalents in the form of money market mutual funds are carried at fair value. The Company maintains cash deposits in banks which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial conditions of the banks and believes that any potential credit loss is minimal.

Summary of Significant Accounting Policies (continued)

(c)   Commission and fees receivable

Commission and fees receivable include amounts due from NFS, mutual fund companies and insurance carriers.

(3)   Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

The components of cash and cash equivalents at December 31, 2020 are as follows:

Money market mutual funds at Federated Investors	$	8,884,296
Cash balances at Citibank N.A.		2,501,426
Cash balances at People's United		44,486
Total cash and cash equivalents	$	11,430,208

(4)   Fair Value Measurements

At December 31, 2020, all of the Company's securities and cash equivalents are reported at fair value. Accounting standards for fair value measurements define fair value, provide a framework for measuring fair value, and establish related disclosure requirements. Broadly, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accordingly, an "exit price" approach is required in determining fair value. In support of this principle, a fair value hierarchy has been established that prioritizes the inputs used to measure fair value, requiring entities to maximize the use of market or observable inputs (as more reliable measures) and minimize the use of unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs generally require significant management judgment. The fair value measurement level within the hierarchy is determined based on the lowest level of any input that is significant to the fair value measurement.

The three levels within the fair value hierarchy are as follows:

- Level 1 – Unadjusted quoted market prices for identical assets or liabilities in active markets that the entity has the ability to access at the measurement date (such as active exchange-traded equity securities).

- Level 2 – Observable inputs other than quoted prices included in Level 1, such as:

  - quoted prices for similar assets or liabilities in active markets;

  - quoted prices for identical or similar assets or liabilities in less active markets (such as certain U.S. and government agency debt securities, and corporate and municipal debt securities that trade infrequently); and

Fair Value Measurements (continued)

- other inputs that (i) are observable for substantially the full term of the asset or liability (such as interest rates, yield curves, prepayment speeds, default rates, etc.) or (ii) can be corroborated by observable market data.

- Level 3 – Valuation techniques that require unobservable inputs that are supported by little or no market activity and are significant to the fair value measurement of the asset or liability (such as pricing models, discounted cash flow methodologies and similar techniques that typically reflect management's own estimates of the assumptions a market participant would use in pricing the asset or liability).

When available, the Company uses quoted market prices for identical securities received from an independent, nationally recognized, third-party pricing service to determine the fair value of securities. Shares in money market mutual funds that are included in Level 1 are measured at the net asset value per share as reported in the active market on which the fund is traded. There are no restrictions on the redemption of these shares and the Company is not contractually obligated to further invest in the funds.

The following table summarizes the Company's assets measured at fair value on a recurring basis at December 31, 2020:

| | Fair value measurements using | | | |
	Level 1	Level 2	Level 3	Total
Money market mutual funds	$ 8,884,296	$ -	$ -	$ 8,884,296

(5) Related Party Transactions

The Company's financial statement reflects allocations of certain occupancy, equipment and personnel-related expenses that are paid on its behalf by People's United and reimbursed by the Company pursuant to a Management and Expense Sharing Agreement. Personnel-related allocations include salaries and costs attributable to the employees of the Company participating in the pension and other benefit plans sponsored by People's United.

During 2020, the Company paid special cash dividends totaling $23,000,000 to People's United.

The Company's financial statement also reflects allocations of incentive compensation that is paid on its behalf by PUA and reimbursed by the Company pursuant to a Management and Expense Sharing Agreement.

The Company is included in the consolidated federal and combined state income tax returns filed by People's United Financial, Inc. (the parent of People's United). For federal income tax purposes, People's United Financial, Inc. charges or credits the Company for the portion of the consolidated income tax expense or benefit attributable to the Company's stand-alone operations, based on income for financial reporting purposes. For combined state income tax returns, the Company is allocated its share of the total current tax liability. People's United Financial, Inc. is currently under examination by the Internal Revenue Service and certain state taxing authorities but is no longer subject to federal or state income tax examinations through 2014. As of December 31, 2020, the Company does not have any unrecognized tax positions and accordingly, no reserve for uncertain tax positions. At December 31, 2020, the Company's taxes payable to People's United totaled $175,204.

The Company also files separate returns in various states. The Company is not currently subject to or under examination by any state taxing authorities. The Company has no liability for unrecognized income tax benefits related to uncertain tax positions.

The Tax Sharing Agreement amongst People's United Financial, Inc., People's United, and the Company was amended to allow for the push down of deferred tax liabilities resulting from the sale of the investment advisory business to PUA. As a result, at December 31, 2020, the Company had deferred tax liabilities of $3,049,392 from the sale of the investment advisory business to PUA.

(6) Stock-Based Compensation

Stock-based compensation costs are measured based on the grant date fair value and are recognized as expense over the requisite service period. The obligation for this expense was assumed by People's United and, therefore, was recognized by the Company as a credit to additional paid-in capital.

(7) Incentive Credits from NFS

In August 2019, the Company entered into a clearing agreement with NFS. As part of the agreement, the Company received a one-time incentive payment of $1,000,000. The incentive payment was recorded as a deferred credit and is being amortized on a straight-line basis over the seven year term of the agreement. At December 31, 2020, the deferred credit reported in accrued expenses and other liabilities in the Statement of Financial Condition totaled $821,429.

The Company also receives an annual incentive payment of $370,000 over the seven year term of the agreement. These incentive payments are recorded as deferred credits which are then amortized on a straight-line basis over the remaining term of the agreement at the date in which the credit was paid. At December 31, 2020, the deferred credits reported in accrued expenses and other liabilities in the Statement of Financial Condition totaled $658,512.

(8)   Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital. As permitted by Rule 15c3-l, the Company has elected to compute its net capital requirement at December 31, 2020 using the basic method. This method requires the maintenance of minimum net capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2020, the Company had net capital of $5,365,402, which was $5,142,589 in excess of its $222,813 minimum requirement based on aggregate indebtedness.

(9)   Regulatory Compliance

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph k(2)(ii) of the rule - the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto.

(10)   Commitments & Contingencies

As of February 26, 2021, the Company has no arbitrations, lawsuits or other contingencies pending.

(11)   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 26, 2021, when this financial statement was issued, noting the following.

On February 22, 2021, People's United Financial, Inc. (the parent company of People's United) and M&T Bank Corporation ("M&T") announced that they have entered into a definitive agreement under which M&T will acquire People's United Financial, Inc. in an all-stock transaction. The merger is expected to close in the fourth quarter of 2021, subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by the shareholders of each company.